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                     April 19, 2024

       Ram Shankar
       Chief Financial Officer
       UMB Financial Corporation
       1010 Grand Boulevard
       Kansas City, MO 64106

                                                        Re: UMB Financial
Corporation
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            File No. 001-38481

       Dear Ram Shankar:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance